29 May 2009

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

SIMBERI ISLAND SAFETY INCIDENT

Allied Gold Limited regrets to advise of an accident at the company's Simberi Island Gold Project in Papua New Guinea involving a local exploration employee on Monday 25th May 2009.

The employee sustained an injury during routine drilling activities and was medically evacuated from Simberi Island to Kavieng Regional Hospital, where he later died on Thursday 28th May.

The Company immediately suspended drilling for a period of 2 days whilst it conducted an initial investigation and implemented a re-training and awareness program. An ongoing comprehensive investigation into the incident and cause of death is underway as well as a complete review and audit of all existing procedures relating to drilling activities.

Allied Gold extends its deepest sympathies to the family of the employee.

Yours faithfully

ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman
+61 8 9353 3638 phone
+61 8 9353 4894 fax

Corporate Office
Frank Terranova – CFO
+61 7 3252 5911 phone
+61 7 3252 3552 fax